Exhibit 10.6

CONFIDENTIAL-SPECIAL HANDLING

March 2, 2005

Mr. Gary Daichendt
2620 Riviera Drive
Laguna Beach, CA 92651

Dear Gary:

I am pleased to offer you the position of President and Chief Operating Officer of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) (collectively Nortel Networks), reporting to William A. (Bill) Owens, with a suggested start date of March 14, 2005. This employment offer is subject to your appointment by the Boards of Directors of NNC and NNL and the terms and conditions of this offer letter.

The key responsibilities and focus of this position have been discussed and communicated to you. We look forward to you playing a key role in this area. We have also discussed the senior executives that will be reporting to you in this role. Should you have any further questions, I would be pleased to assist you.

The terms of this offer are as follows:

Salary
Your base salary will be US$800,000 per annum paid to you bi-weekly. Normally, salaries are reviewed on an annual basis, typically in the first quarter, in accordance with the various evaluation processes and market-driven guidelines.

Incentive Award
You will be eligible to participate in the annual Nortel Networks Limited SUCCESS Incentive Plan (“SUCCESS Plan”) with a target of 125% of your base salary. For 2005, you will be eligible to participate in the 2005 SUCCESS Plan and we will guarantee that you will receive a SUCCESS Plan payment of at least 125%. In all other respects, your SUCCESS payment will be determined in accordance with the terms of the SUCCESS Plan. A copy of the Plan is enclosed.

Long Term Incentive
As a consequence of a delay of certain public filings by Nortel Networks, the grant of stock options under the Nortel Networks stock option plans has been suspended. Once the suspension has been lifted, we intend to recommend to the Joint Leadership Resources Committee of the Boards of Directors of NNC and NNL (the “Committee”) for approval during the next available approval cycle a new hire grant of 500,000 stock options for you. Such stock options, including the grant thereof, will be subject to the terms and conditions of the applicable Nortel Networks stock option plan at the time of grant, as well as applicable Nortel Networks corporate policies and procedures, in effect at the time the recommendation for approval is submitted, including , (i) to be eligible for the recommendation of this option grant, you must be an active employee of Nortel Networks on the date of the grant of the options; and (ii) the exercise price of the options will be equal to 100% of the market value of one common share of NNC on the date of the grant of such options determined in accordance with the terms of the applicable Nortel Networks stock option plan.

In addition, as part of your 2005 long term incentive award, our intention is to award you a long term incentive package valued at the time of award by an industry recognized valuation tool approved by the Committee equivalent to US$3.75 million and conditional upon shareholder and all other required approvals having been obtained prior to the award.

Benefits
As an employee of Nortel Networks Inc. (NNI), NNC’s principal operating subsidiary, you will be eligible to participate in U.S. employee benefit plans of NNI in accordance with the terms of those plans upon your commencement of employment. This currently includes medical, dental, vision, short term disability, long term disability, business travel insurance, accidental death and dismemberment, and life insurance coverages. A Benefits Summary is included with this offer.

You will also be eligible for 5 weeks of vacation per annum upon your commencement of employment. Vacation is accrued monthly at the rate of 2.08 days per month of employment.

We periodically review benefit plans, as well as compensation programs, and make modifications, including enhancements and reductions, as we deem appropriate.

Capital Accumulation and Retirement Programs (CARP)
You will be offered the choice between two Capital Accumulation and Retirement Programs (CARP): the Balanced Program or the Investor Program. Details of these programs have been included. All of our retirement programs are periodically reviewed and changes may result to the programs as currently described.

Change in Control
Subject to the approval of the Committee, you will be eligible to participate in our Nortel Networks Corporation Executive Retention and Termination Plan (“ERTP”). The ERTP provides certain payments in the event that your employment is terminated for a qualifying reason under the ERTP within 24 months following a change in control (as defined in the ERTP). You would be eligible for the benefits described for Tier I Executive under the terms and conditions of the ERTP. A copy of the ERTP is enclosed. Ongoing participation in the ERTP will continue as a function of your role and responsibilities. The number of executives who participate in the ERTP is very limited, and is subject to approval by the Committee. Payment to you of ERTP benefits would make you ineligible for the payments/benefits described below in the paragraph entitled Involuntary Separation.

Tax Review for Board Appointed Officers
As a board appointed officer, you are required to participate in Nortel’s Executive Tax Review Program. Under the terms of this program, your personal income tax return will be prepared and/or reviewed by our designated tax provider.

Executive Travel Services
You will be eligible for executive travel reservation services:
Dedicated travel telephone # ESN 830-4698, (613) 274-4698

Reporting Insider
You will be designated a Reporting Insider under applicable Canadian and U.S. securities legislation with respect to trades of securities of Nortel Networks. Further details will be sent to you directly by our Securities Law group following your acceptance of this offer.

Share Ownership Guidelines
As a senior executive you will be expected under the Share Ownership Guidelines to own common shares of NNC equivalent to 300% of your base salary within 5 years from the date you commence employment. We strongly believe that it is important for senior executives to have this commitment. As a result, we review progress against these guidelines on a regular basis.

Employment Relationship
Your employment relationship is that of employment at will and therefore such relationship is terminable at the will of either party and is not an employment agreement for a year or any other specified term.

Involuntary Separation
Notwithstanding, the employment relationship described in the paragraph above entitled Employment Relationship, if the Corporation initiates your separation of employment as President and Chief Operating Officer, or there is a change of your reporting relationship in that role to someone other than William A. (Bill) Owens or if your responsibilities or authority are involuntarily changed and are not substantially equivalent to your current role, you will be provided in lieu of any other payment or benefit with the following: the equivalent of two years base salary paid bi-weekly, the equivalent of one year SUCCESS Plan payment at target to be paid in a lump sum, the opportunity to continue health, life insurance and AD&D benefits coverage in which you are then enrolled for two years following your employment termination (“Salary Continuance Period”) at active employee rates, and the continued vesting of outstanding stock options during the Salary Continuance Period. However, the foregoing payments and benefits will not be provided to you if your separation of employment arises out of conduct and/or inaction by you that is not in the best interests of the Corporation. Additionally, the provision of any such payments and benefits will be conditioned upon your execution of a separation agreement, which will be prepared by the Corporation and will contain, among other things, a full and final release of claims and a covenant not to compete against the Corporation or solicit its employees during the Salary

Continuance Period. Payment to you of the benefits described in this paragraph would make you ineligible for the payments/benefits described above in the paragraph entitled Change in Control.

If you are in accord with this offer, please sign and return one copy of this letter to me and retain the other for your files.

At the commencement of your employment, there will be a number of documents for you to complete, including our standard Employee Agreement as well as an Agreement Related to Intellectual Property and Confidentiality and Conflict of Interests. Also, the employment offer is contingent upon you providing certain legally required documentation such as those required under the Immigration Reform and Control Act of 1986, as well as the completion of background and reference checks to the Corporation’s satisfaction.

I look forward to you joining Nortel Networks and believe you will find your new position to be a challenging and rewarding experience.

Sincerely,

/s/ William Donovan

William J. Donovan
Senior Vice-President,
Human Resources
Nortel Networks Corporation

Accepted this 3rd day of March , 2005

Signature:	/s/ Gary Daichendt

Confirmed Start date:	3/14/05

Social Security #:

Date of Birth:

Enclosure

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